UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

BOULDER BRANDS, INC.

(Name of Subject Company (Issuer))

SLOPE ACQUISITION INC.

a wholly owned subsidiary of

PINNACLE FOODS INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class Of Securities)

101405108

(CUSIP Number of Class of Securities)

M. Kelley Maggs, Esq.

Executive Vice President, Secretary and General Counsel

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert I. Townsend, III, Esq.

Jonathan L. Davis, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$789,124,226	$79,464.81

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $11.00 (i.e., the per share tender offer price) by (y) the sum of (a) 63,116,425, the number of shares of common stock issued and outstanding, plus (b) 8,317,141, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding options, plus (c) 25,000, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock appreciation rights, plus (d) 280,000, the number of shares of common stock reserved for issuance upon the vesting and settlement of restricted stock unit awards. The foregoing share figures have been provided by the issuer to the offerors and are as of December 7, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,464.81	Filing Party: Pinnacle Foods Inc. and Slope Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: December 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (the “Company”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 1 to the Schedule TO is being filed to amend and supplement Item 12 of the Schedule TO by attaching as an Exhibit to the Schedule TO a presentation given by Pinnacle’s Chief Executive Officer, Robert J. Gamgort, to Company employees at a town hall meeting on December 10, 2015 at the Company’s Boulder, Colorado headquarters (the “Town Hall Meeting”).

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(D)	Slide Presentation used during the Town Hall Meeting, dated December 10, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015

SLOPE ACQUISITION INC.

By:	/s/ M. Kelley Maggs
Name:	M. Kelley Maggs
Title:	Vice President and Secretary

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
Name:	Craig Steeneck
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 9, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Pinnacle on November 24, 2015, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.*

(a)(5)(B)	Transcript of Conference Call held by Pinnacle on November 24, 2015, originally filed as Exhibit 99.1 to Pinnacle’s Schedule TO-C filed by Pinnacle with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.*

(a)(5)(C)	Press Release issued by Pinnacle on December 9, 2015.*

(a)(5)(D)	Slide Presentation used during the Town Hall Meeting, dated December 10, 2015.

(b)(1)	Commitment Letter, by and among Pinnacle Foods Finance LLC, Bank of America N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of November 24, 2015.*

(d)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among Pinnacle, the Purchaser and Boulder, originally filed as Exhibit 2.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, which is incorporated by reference herein.*

(d)(2)	Confidentiality Agreement, dated as of August 20, 2015, between Pinnacle and Boulder.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.